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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                    Under the Securities Exchange Act of 1934

                               (Amendment No.   1   )*
                                             -------

                              RadView Software Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Ordinary Shares, NIS $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  M 81867 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 21, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. M81867 10 9                 13G                     Page 2 of 5 Pages

Item 1(a) Name of Issuer:  RadView Software Ltd.

Item 1(b) Address of Issuer's Principal Executive Offices:
          7 New England Executive Park, Burlington, MA 01803

Item 2(a) Name of Persons Filing: (1) North Bridge Venture Partners III, L.P.;
          (2) North Bridge Venture Management III, L.P.(the sole general partner of North Bridge Venture Partners III, L.P.); and (3) Edward T. Anderson, Richard A. D'Amore, William J. Geary and Jeffrey P. McCarthy (the general partners of North Bridge Venture Management III, L.P.).

Item 2(b) Address of Principal Business Office or, if None, Residence: The address of the principal business office of each of North Bridge Venture Partners III, L.P., North Bridge Venture Management III, L.P., Edward T. Anderson, Richard A. D'Amore, William J. Geary and Jeffrey
          P. McCarthy is 950 Winter Street, Suite 4600, Waltham, MA 02451. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

Item 3.   Ownership.

          (a) As of August 21, 2002, North Bridge Venture Partners III, L.P. entered into an agreement to sell to North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. (both of which are related to North Bridge Venture Partners III, L.P.) an aggregate of 1,666,666 Ordinary Shares, NIS $0.01 par value of RadView Software Ltd. (the "Issuer"). The Ordinary Shares purchased by North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. are referred to herein collectively as the "NBVP Shares." It is anticipated that the closing of the purchase of the NBVP Shares will occur on or about September 9, 2002.

          As a director of the Issuer, William J. Geary has the right to acquire an additional 150,000 Shares upon the exercise of options (right to buy) of the Issuer (the "Geary Shares"), 56,256 of which are fully vested and exerciseable within 60 days of August 21, 2002. William J. Geary will hold sole voting and dispositive power over the Geary Shares upon such exercise.

          (b)  Number of Shares as to which each such Reporting Person Has:

               (i)   sole power to vote or to direct the vote:

                     0 shares for each Reporting Person, except in the case of William J. Geary for the Geary Shares for which a separate
                     Schedule 13D has been filed.

               (ii)  shared power to vote or to direct the vote:

                     0 shares for each Reporting Person, except in the cases of Edward T. Anderson, Richard A. D'Amore, William J. Geary and Jeffrey P. McCarthy in their capacities as general partners to the general partner of each of North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. for which a separate Schedule 13D has been filed.

               (iii) sole power to dispose or to direct the disposition:

                     0 shares for each Reporting Person, except in the case of William J. Geary for the Geary Shares for which a separate 13D has been filed.


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CUSIP No. M81867 10 9                13G                       Page 3 of 5 Pages

               (iv)  shared power to dispose or to direct the disposition:

                     0 shares for each Reporting Person, except in the case of Edward T. Anderson, Richard A. D'Amore, William J. Geary and Jeffrey P. McCarthy in their capacity as general partners to the general partner of each of North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. for which a separate Schedule 13D has been filed.

Item 4.   Ownership of Five Percent or Less of a Class.

          Each Reporting Person has ceased to own beneficially more than 5% of the outstanding Ordinary Shares of RadView Software Ltd.

   All other items reported on the Schedule 13G dated as of February 12, 2001 and filed on behalf of the Reporting Persons with respect to the Ordinary Shares of RadView Software Ltd. remain unchanged.


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CUSIP No. M81867 10 9                   13G                    Page 4 of 5 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 3, 2002

NORTH BRIDGE VENTURE PARTNERS III, L.P.

By: North Bridge Venture Management III, L.P.

    By:   /s/ Edward T. Anderson
          --------------------------
          Edward T. Anderson
          General Partner


NORTH BRIDGE VENTURE MANAGEMENT III, L.P.

    By:   /s/ Edward T. Anderson
          --------------------------
          Edward T. Anderson
          General Partner


EDWARD T. ANDERSON

    /s/ Edward T. Anderson
------------------------------------


RICHARD A. D'AMORE

    /s/ Richard A. D'Amore
------------------------------------


WILLIAM J. GEARY

    /s/ William J. Geary
------------------------------------


JEFFREY P. MCCARTHY

    /s/ Jeffrey P. McCarthy
------------------------------------


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CUSIP No. M81867 10 9                   13G                    Page 5 of 5 Pages


                                    AGREEMENT
                                    ---------

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of RadView Software Ltd.

     EXECUTED this 3rd day of September, 2002

NORTH BRIDGE VENTURE PARTNERS III, L.P.

By: North Bridge Venture Management III, L.P.

    By:   /s/ Edward T. Anderson
          --------------------------
          Edward T. Anderson
          General Partner


NORTH BRIDGE VENTURE MANAGEMENT III, L.P.

    By:   /s/ Edward T. Anderson
          --------------------------
          Edward T. Anderson
          General Partner


EDWARD T. ANDERSON

    /s/ Edward T. Anderson
------------------------------------


RICHARD A. D'AMORE

    /s/ Richard A. D'Amore
------------------------------------


WILLIAM J. GEARY

    /s/ William J. Geary
------------------------------------


JEFFREY P. MCCARTHY

    /s/ Jeffrey P. McCarthy
------------------------------------

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